TSX: POM, AMEX: PLM

1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION

NEWS RELEASE	2007-17

POLYMET DRILL PROGRAM CONFIRMS EXPANSION OF “MAGENTA”ZONE AND DEMONSTRATES CONTINUITY OF NORTHMET ORE ZONES

Vancouver, British Columbia, July 10, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today receipt of all assays from a successful winter in-fill drill program at its 100%-owned NorthMet Project. NorthMet comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Most of the 19,100-foot, 47-hole drill program took place on the southwestern end of the planned 20 year open pit. The program produced 2,802 core samples and 383 quality assurance samples and achieved its objectives of confirming geologic and grade continuity between previous holes in the main mineralized zones. Sample preparation was carried by ALS Chemex in Thunder Bay, Ontario with analysis in their laboratory in Vancouver BC.

The in-fill drilling program was intended for mine scheduling. It also expanded the “Magenta Zone” (the “Zone”); a near surface zone of mineralization measuring approximately 5,000 feet by 2,000 feet and located mostly within the western part of the 20 year pit plan, as submitted for environmental review and permitting. The Magenta Zone is a sheet of continuous mineralization in the upper units of the Duluth Complex, averaging 130 feet thick. To date it has been intercepted in over 60 drill holes. The Magenta Zone is copper and palladium-rich relative to other mineralization at NorthMet.

A limited drilling program currently underway will further test the margins of the Zone by stepping off from the known mineralization on 200 foot centers.

As a result of this drilling within and near the currently planned pits, PolyMet anticipates that some material previously classified as waste will be reclassified as ore. In addition, some material previously in the inferred mineral resource category is expected to be moved up into the measured and indicated resource categories.

Richard Patelke, PolyMet's Chief Geologist observed, “The focused drill program achieved our objectives of demonstrating the continuity of the main ore zones. As with previous work, drill results continue to be very predictable in terms of grade and mineralogy.”

William Murray, President and CEO added, “The results of this latest round of drilling will be used in optimization of our mine planning and scheduling within the overall outline established for environmental review and permitting. This work is continuing in parallel with our review of the production ramp-up schedule in order to continue optimizing project economics.”

The Company expects to publish a National Instrument 43-101 compliant updated resource estimate in August, 2007. This report will deal with the expected expansion of the mineral resource including the Magenta Zone, the anticipated conversion of material previously classified as waste within the 20 year pit plan and material outside the 20 year pit plan.

Information contained in this news release was prepared by Richard Patelke, Senior Project Geologist and a Qualified Person under NI 43-101.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately eight miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed a Definitive Feasibility Study that has demonstrated the technical and economic viability of the project and is seeking environmental and operating permits in order to commence production in early 2009. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“William Murray”
William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Investor Contacts:
Alex Macdougall	David Mandy
Macdougall Consultants Ltd.	O & M Partners Inc.
+1 (519) 887-6625	+1 (212) 209-3949
amacdougall@polymetmining.com	david@otis-mandy.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future.
Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.